BLACK MOUNTAIN CAPITAL CORPORATION
(formerly Mercury Partners & Company Inc.)

Second Quarter Report
June 30, 2007

Black Mountain's shares are quoted on the NASD OTC Bulletin Board in the United States under the symbol "BMMUF" and on the TSX Venture Exchange, in U.S. dollars under the symbol "BMM.U".

NOTICE TO SHAREHOLDERS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

BLACK MOUNTAIN CAPITAL CORPORATION
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars)

	June 30, 2007	December 31, 2006 (1)
ASSETS
CURRENT
Cash and cash equivalents	$381,362	$446,112
Loans, prepaids and receivables (Note 3)	139,969	-
	521,330	448,452

Long-term investments, cost	104,007	-
Total assets	$625,338	$448,452

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities	$56,684	$67,794

Loan payable (Note 4)	342,936	342,936

Shareholders' equity
Capital stock (Note 6)
Authorized
Unlimited number of common shares
Unlimited number of Class A preferred shares
Issued and outstanding – 13,533,514 common shares	2,899,089	2,649,089
Contributed surplus	971,859	971,859
Cumulative translation adjustment	352,932	377,085
Deficit	(3,998,161)	(3,960,493)
Total shareholders’ deficiency	225,719	37,540
Total liabilities and shareholders’ deficiency	$625,338	$448,452

The accompanying notes are an integral part of these consolidated financial statements.
(1) Audited

BLACK MOUNTAIN CAPITAL CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. dollars)

	Six Months Ended June 30,		Three Months Ended March 31,
	2007	2006	2007	2006

REVENUE	$14,161	$15,229	$2,081	$6,604

EXPENSES
Amortization	-	-	-	436
Directors and management fees	2,643	(846)	11,906	18,969
General and administrative expenses (Note 5)	49,186	22,115	7,424	37,594
Interest expense	-	10,971	(3,078)	4,809
	51,829	32,240	16,252	61,808

Loss before other items	(37,668)	(17,011)	(14,171)	(59,507)

OTHER ITEMS
Write-down of marketable securities	-	(3,871)	-	-
Gain on sale of long-term investments	-	13,237	-	-
Gain on settlement of debt	-	23,633	-	-

Net income (loss) for the period	(37,668)	15,983	(14,171)	(12,740)

Deficit, beginning of the period	(3,960,493)	(3,883,627)	(3,960,493)	(3,854,904)
Deficit, end of the period	$(3,998,161)	$(3,867,644)	$(3,974,664)	$(3,867,644)

Basic and diluted income (loss) per share	$(0.003)	0.003	$(0.002)	$(0.002)
Weighted average number of common shares outstanding	11,866,847	6,375,503	7,940,089	6,375,503

The accompanying notes are an integral part of these consolidated financial statements.

BLACK MOUNTAIN CAPITAL CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)

	Six Months Ended June 30,		Three Months Ended March 30,
	2007	2006	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	$(37,668)	$15,983	$(14,171)	$(12,740)
Items not affecting cash:
Amortization	-	-	-	-
Write-down marketable securities	-	3,876	-	-
Gain on sale of long-term investments	-	(13,237)	-	-
Gain on settlement of debt	-	(23,633)	-	-

Changes in current assets and current liabilities:
(Increase) decrease in marketable securities	-	4,599	-	4,753
(Increase) decrease in loans and receivables	(139,969)	(1,560)	-	(2,171)
Increase (decrease) in accounts payable	(11,110)	(77,826)	-	(32,868)
Net cash used in operating activities	(188,747)	(91,798)	(14,311)	(43,026)

CASH FLOWS FROM INVESTING ACTIVITIES
Long-term investment purchases/costs	(104,007)	-	-	-
Proceeds on sale of long-term investments	-	13,272	-	-
Net cash provided by investing activities	(104,007)	13,272	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Loans payable	-	42,994	-	42,994
Issuance of share capital	250,000	175,000	-	175,000
Net cash provided by financing activities	250,000	217,994	-	217,994

Effect of foreign exchange on cash and cash equivalents	(42,754)	17,991	6,735	5,360

Increase (decrease) in cash	(64,750)	157,459	(7,576)	169,608
Cash, beginning of the period	446,112	14,392	446,112	2,243
Cash, end of the period	$381,362	$171,851	$438,536	$171,851

The accompanying notes are an integral part of these consolidated financial statements.

BLACK MOUNTAIN CAPITAL CORPORATION
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.

1.	Basis of Presentation

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiaries.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

2.	Organization and Operations

Black Mountain Capital Corporation (the "Company") is organized under the Yukon Business Corporations Act and changed its name from Mercury Partners & Company Inc. on May 2, 2005. The Company currently operates in the financial services industry in Canada, engaging in private equity, merchant banking, consulting activities and asset-based commercial lending.

All amounts are expressed in United States dollars except for certain amounts denoted in Canadian dollars ("CAD$").

3.	Loans, Prepaids and Receivables

	March 31, 2007	December 31, 2006

Receivables	2,340	2,340
Total	$2,340	$2,340

4.	Loan Payable

The loan is payable to a private company of a director of the Company and bears interest at 6%.

5.	General and Administrative Expenses

For the three months ended March 31, general and administrative expenses were comprised of the following:

	March 31, 2007	March 31, 2006
Administration office and travel	$1,931	$91
Consulting fees, salaries and employee benefits	-	-
Non-recoverable GST	-	1,020
Professional fees	45,528	18,189
Regulatory, transfer agent and shareholder communications	1,727	2,815
Total	$49,186	$22,115

6.	Capital Stock

	Number of shares	Amount
Balance, beginning of period	11,033,514	$2,649,089
Private placements	2,500,000	250,000
Balance June 30, 2007 and March 31, 2007	13,533,514	$2,899,089

7.        Income (Loss) per Share

The weighted average number of common shares outstanding used in determiningincome loss) per share amounts was 11,866,847.

8.	Summary of Securities Issued and Options Granted During the Period

During the years ended December 31, 2006, 2005, 2004 and 2003 no stock options were granted, exercised, forfeited or cancelled, nor does the Company have any common shares held in escrow or subject to any pooling agreements.   As at June 30, 2007, there are no stock options remaining.

9.	Related Party Transaction

There were no related party transactions for this quarter ending June 30, 2007.

10.	Contingencies

Litigation

a)    A statement of claim has been filed against the Company to recover certain oil and gasproperties, which the claimant alleges were sold to it by the former management of theCompany. The Company believes these oil and gas properties were not included as part     of the properties sold to the claimant. The Company has offered to transfer certain of the interests in exchange for a waiver of court costs.

b)    During the year ended December 31, 2003, Cybersurf Corp. (“Cybersurf”) filed astatementof claim alleging that the Company engaged in improper actions during theCompany’sattempt to replace the board of directors of Cybersurf at its annual general meeting held on November 28, 2002. The Company was Cybersurf’s largest shareholder until it sold its investment during the year ended December 31, 2004 for proceeds of $1,125,037 (CAD $1,575,000). During the year ended December 31, 2004, the Company paid a court judgment of $79,003 for costs related to the Company’s legal challenge to the election of directors of Cybersurf at its November 28, 2002 annual general meeting.

        On March 23, 2005, the Company announced it had entered into an agreement to settleand dismiss its litigation with Cybersurf. The Company did not admit to any liability orwrongdoing. Pursuant to the settlement, the Company contributed $601,760 (CAD$725,000) in exchange for a full release of claims and a withdrawal of thecomplaints by Cybersurf. This amount and related legal costs of $699,793 (2005 – $118,827) were recorded as a loss on settlement of lawsuit for the year ended December 31, 2004.

c)            During the year ended December 31, 2005, the Company settled with the AlbertaSecurities Commission (the “ASC”) in respect of an alleged breach of takeover bid rulesand controlpersons’ reporting obligations. Pursuant to the terms of the settlement, the Company paid $40,693 to the ASC to, among other things, mitigate the continuing expense of protracted litigation. This amount and related legal costs of $55,396 were recorded as a loss on settlement of lawsuits for the year ended December 31, 2005.

11.	Directors and Executive Officers at June 30, 2007

Name of Director	Principal Position
Navchand Jagpal	President, Secretary and CFO
Greg MacRae	Director
Lewis Dillman	Director

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